UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)**

                                 Coinstar, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  19259 P-30-0
                                 (CUSIP Number)

-------------------------------------------------------------------------------
                                February 11, 1999
-------------------------------------------------------------------------------
              (Date of event which requires filing this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [ ] Rule 13d-1(c)
                  [X] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     **This Amendment No. 2 is being filed to reflect a decrease in the percentage of Common Stock owned by the reporting person.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 19259P-30-0                   13G                        Page 2 of 5


-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard C. and Elizabeth A. Hedreen
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) [X]

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
     NUMBER OF SHARES        5    SOLE VOTING POWER
  BENEFICIALLY OWNED BY
           EACH                        466,428
     REPORTING PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                       0
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                       466,428
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER


--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     466,428
-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                    3.0%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*
                                        IN
-------- ----------------------------------------------------------------------

CUSIP NO. 19259P-30-0                   13G                        Page 3 of 5


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

         (a)  Name of Issuer:  Coinstar, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

                 13231 SE 36th St., Bellevue, Washington 98006.

Item 2.

         (a)      Name of Person Filing:     Richard C. Hedreen
         (b)      Business Address:          R.C. Hedreen Co.
                                             PO Box 9006
                                             Seattle, WA  98109

         (c)      Citizenship: U.S.
         (d)      Title of Class of Securities:  Common Stock, Coinstar, Inc.
         (e)      CUSIP Number:  19259 P-30-0

     Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      [ ] Broker or Dealer registered under Section 15 of the Act

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act

         (c)      [ ] Insurance Company as defined in section 3(a)(19)of the Act

         (d)      [ ] Investment Company registered under section 8 of the
                      Investment Company Act

         (e)      [ ] Investment Adviser registered under section 203 of the
                      Investment Advisers Act of 1940

         (f)      [ ] Employee  Benefit Plan,  Pension Fund which is subject to  the  provisions  of  the  Employee  Retirement  Income
                      Security   Act  of  1974  or  Endowment   Fund;   see  ss.
                      240.13d-1(b)(1)(ii)(F)

         (g)      [ ] Parent   Holding   Company,   in   accordance   with   ss.
                      240.13d-1(b))(ii)(G) (Note: See Item 7)

CUSIP NO. 19259P-30-0                   13G                        Page 4 of 5

         (h)      [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

     Item 4. Ownership.

     (a)  Aggregate  Number of Shares  of  Common  Stock of Issuer  Beneficially
Owned: 466,428 (comprised of 100,000 shares of common stock in the names of Richard C. Hedreen and Elizabeth A. Hedreen ("Hedreen"); 251,428 shares in the name of R.C. Hedreen Co. which is owned by Hedreen; and 115,000 shares in the Hedreen Family Limited Partnership, Hedreen and Elizabeth A. Hedreen as general partners)

     93,219 shares are owned by the Hedreen-Coinstar Trust, Guy Hedreen Trustee; 318,793 shares are owned by the Hedreen Grandchildren Irrevocable Trust, David
M. Eskenazy Trustee; 46,073 shares are owned by the Guy Hedreen Irrevocable Trust, David M. Eskenazy Trustee; 46,073 shares are owned by the Elizabeth Hill Irrevocable Trust, David M. Eskenazy Trustee; 46,073 shares are owned by the Carl Hedreen Irrevocable Trust, David M. Eskenazy Trustee. Hedreen disclaims beneficial ownership of the shares held by these irrevocable trusts.

     (b) Percentage of Common Stock of Issuer: 3.0%

     (c) Sole Voting Power of Hedreen 466,428 shares Shared Voting Power N/A Sole Dispositive Power of Hedreen 466,428 shares Shared Dispositive Power: N/A

     Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]


     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.


     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

CUSIP NO. 19259P-30-0                   13G                        Page 5 of 5




     Item 8. Identification and classification of Members of the Group.

                  Not applicable.


Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



July 16, 1999
-----------------------------
         (Date)
                                           /s/ Richard C. Hedreen
                                          ------------------------------
                                          (Signature)
                                          Richard C. Hedreen